UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number 1-5480

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXTRON SAVINGS PLAN

40 Westminster Street

Providence, Rhode Island 02903

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXTRON INC.

40 Westminster Street

Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2011 and 2010

Notes to financial statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23.1 - Consent of Independent Auditors

2

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for
the Textron Savings Plan

By:	/s/ Richard L. Yates
Richard L. Yates
Senior Vice President and Corporate Controller

Date: June 28, 2012

3

Textron Savings Plan

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Textron Inc.

Plan Sponsor

Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, MA

June 28, 2012

Textron Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31,
	2011	2010
Assets
Investments, at fair value	$2,046,657	$2,262,786
Accrued investment income	1,094	1,104

Receivables
Participant contributions	890	1,039
Employer contributions	6,632	2,294
Notes receivable from participants	38,580	37,561
	46,102	40,894
Total assets	2,093,853	2,304,784

Liabilities
Accrued expenses	323	729
Net assets available for benefits, at fair value	2,093,530	2,304,055

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,706)	(5,221)
Net assets available for benefits	$2,087,824	$2,298,834

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits

(In thousands)

	Year Ended December 31,
	2011	2010
Additions
Interest and dividends	$33,377	$31,637
Net appreciation (depreciation) in fair value of investments	(201,933)	277,604
	(168,556)	309,241
Contributions:
Participants	131,611	132,141
Employer	63,119	57,144
Participant rollovers	6,646	4,828
	201,376	194,113
Transfers	—	161,029
Total additions, net of investment income (loss)	32,820	664,383

Deductions
Benefit payments	241,629	209,697
Administrative and other expenses	2,201	2,903
Total deductions	243,830	212,600

Net increase (decrease)	(211,010)	451,783

Net assets available for benefits:
Beginning of year	2,298,834	1,847,051
End of year	$2,087,824	$2,298,834

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of Plan

General

The Textron Savings Plan (the Plan) covers all eligible domestic employees of Textron Inc. (Textron), as defined in the Plan.  This Plan description includes policies covering the majority of Plan participants.  Certain business and bargaining units have other policies.  The Plan invests in the Textron Stock Fund along with other mutual funds, Guaranteed Investment Contracts, Common Collective Trusts and Common Stock.  The Plan also offers a brokerage feature.  The portion that invests in the Textron Stock Fund is an employee stock ownership plan.  The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was amended and restated effective January 1, 2009, and further amended through 2011, to reflect the requirements of recent legislation affecting statutory changes and regulations and other plan changes.

The Plan is currently administered under the terms of a Trust Agreement, dated January 12, 2010, with Fidelity Management Trust Company (the Trustee or Fidelity).  Fidelity also serves as the Plan’s recordkeeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: Fidelity Contrafund ® Class K, Fidelity Diversified International Fund Class K, Vanguard Institutional Index Fund Institutional Plus, Fidelity Low-Priced Stock Fund Class K, PIMCO Total Return Institutional, Textron Stock Fund, Vanguard Target Retirement Income Trust II Commingled and Vanguard Target Retirement Trust II (with various targeted retirement dates).  Additionally, prior to February 15, 2011, employees could direct their contributions to the Textron Stable Value Fund.  That fund was replaced by the Textron Managed Income Fund.

Also the Plan offers a brokerage feature, called Fidelity BrokerageLink, which gives participants expanded investment choices by enabling them to select from numerous investment and individual securities that are not otherwise available under the Plan.  The values of investments purchased through the Fidelity BrokerageLink were $19,196,147 and $12,408,568 as of December 31, 2011 and December 31, 2010, respectively.

Contributions

Participants of the Plan are entitled to elect compensation deferrals up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the Code). Certain participants may also contribute amounts representing distributions from other qualified employer retirement plans. Participants’ pre-tax and after-tax contributions, which are matched 50% on the first 10% of contributions to a max of 5% of eligible compensation by

Textron Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Effective March 1, 2011, the plan was amended to allow plan participants and surviving spouses to elect to roll over distribution-eligible amount into a designated Roth account under the Plan.

Eligible employees are subject to automatic enrollment on the 60th day after their date of hire, if they have not specifically elected to be excluded from the plan. The automatic enrollment is for 3% of eligible compensation per pay period. An employee who is automatically enrolled may elect to change or suspend their enrollment in the plan at any time.

Certain participants in the Plan are entitled to receive a retirement supplement contribution which is equal to 1% of the participant’s eligible compensation. Participants eligible for a retirement supplement contribution are also eligible for a matching contribution. Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages. Participants eligible for the retirement supplement are not eligible for the 50% match up to 5% in the Textron Stock Fund.

Participants who are at least age 50 or who will reach age 50 during the year, are allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $5,500 in both 2011 and 2010. After that, the limit may be adjusted from time to time by the Secretary of the Treasury, to reflect inflation. Catch-up contributions are not eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions.  All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions. At December 31, 2011 and 2010, forfeitures totaled $2,726,584 and $863,482, respectively. Forfeitures used during the year ended December 31, 2011 and 2010 to offset the Company match were $0 and $1,787,754, respectively.

Employer contributions are made in the form of Textron Stock and invested in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan.

Effective December 31, 2009, the Textron Retirement Program (pension plan and linked retirement account) was frozen to new entrants. As a result of this freeze, any employee who was not covered by the Textron Retirement Program at December 31, 2009 (or was covered at December 31, 2009 but subsequently ceased to be covered) is not eligible to accrue additional benefits under the Textron Retirement Program.  Instead, these employees are eligible to receive an additional retirement cash contribution to their Plan account equal to 4% of their eligible

Textron Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

compensation.  These discretionary contributions vest in accordance with the vesting schedule below.  The contributions are deposited in the participant account after December 31st of each year and as soon as administratively possible.  The amount of the discretionary funding paid in 2012 for the 2011 plan year was for $6,317,150.  The discretionary contribution is in addition to the matching contribution of 50% on the first 10% up to a max of 5%.  These contributions are not considered part of the vested balance eligible for participant loans.

Transfers from Other Plans

The McTurbine 401(k) Plan merged into the Plan effective January 12, 2010 (assets transferred in were $0.5 million), the UIC 401(k) Plan merged into the Plan effective April 6, 2010 (assets transferred in were $158 million) and the Millenworks 401(k) Plan merged into the Plan effective December 15, 2010 (assets transferred in were $2.5 million).

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash unless Textron stock is requested. Effective June 30, 2010, an account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. The previous minimum distribution amount was $1,000. If the value of the account is $5,000 or more when the account first becomes distributable ($1,000 or more before June 30, 2010), a participant is not required to take a distribution immediately. A participant is always vested in the portions of his or her account attributable to his or her own contributions, compensation deferrals, and discretionary contributions by Textron. The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron’s contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage

24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Textron Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, including any retirement supplement contributions and (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The participant is entitled to the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Active participants, not including directors or executive officers as determined by the plan administrator, may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the new loan request. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month.  A fee is charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.  Certain prior year amounts have been reclassified to conform to current year presentation.

Fair Values of Assets

In accordance with the provisions of ASC 820, Fair Value Measurement, the Plan measures fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 prioritizes the assumptions that market participants would use in pricing the asset or liability (the “inputs”) into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3)

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions.

Observable inputs that do not meet the criteria of Level 1, including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect Plan estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.  There were no transfers between levels 1, 2 and 3 in 2011 or 2010.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset and liability.

	December 31, 2011
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$646,201	$—	$—
Mutual Funds
Domestic equity securities	498,755	—	—
International equity securities	104,409	—	—
Domestic debt securities	143,494	—	—
Common Collective Trust Funds
Blended debt and equity securities	—	297,066	—
Domestic debt securities	—	165,640	—
Money Market Funds	86,732	—	—
Common Stock	9,465
United States Treasury Notes	—	31,188	—
Guaranteed Investment Contracts (GICs)	—	—	63,707
Total assets	$1,489,056	$493,894	$63,707

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

	December 31, 2010
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$823,492	$—	$—
Mutual Funds
Domestic equity securities	520,162	—	—
International equity securities	131,209	—	—
Domestic debt securities	138,938	—	—
Common Collective Trust Funds
Blended debt and equity securities	—	277,637	—
Domestic debt securities	—	223,850	—
Money Market Funds	52,484	—	—
Common Stock	6,517
Guaranteed Investment Contracts (GICs)	—	—	88,497
Total assets	$1,672,802	$501,487	$88,497

The Textron stock fund consists solely of Textron stock, which is valued at its quoted market price, and is considered a Level 1 investment.  Common Stock in the Brokerage account is valued at its quoted market price, and is considered a Level 1 investment.

Mutual funds and money market funds consist of groups of investments, which may include equity securities, debt securities or other mutual funds. The underlying investments are valued primarily using quoted market prices in active markets (Level 1) and significant other observable inputs (Level 2), but the mutual funds themselves are quoted in an active market, and as a result, they are considered Level 1 investments.

The common collective trusts consisting of blended debt and equity securities are groups of investments similar to mutual funds.  The underlying investments are valued primarily using quoted market prices in active markets (Level 1).  The collective trusts themselves are not quoted in an active market, however, and are therefore considered Level 2 investments.  This is a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and guaranteed investment contracts. The fair value of this investment has been estimated using the net asset value per share.  There are no restrictions on exiting these funds.

The Textron Managed Income Fund consists of money market funds, Guaranteed Investment Contracts (GICs), and certain common collective trusts, which are the underlying investments in Synthetic GICs. The common collective trusts are considered Level 2 investments per the underlying investment financial statements, as they use significant other observable inputs for valuation, and these investments are not quoted in an active market. Traditional GICs are valued using the income approach, by discounting future contractually guaranteed payments using the duration-matched risk free rate plus a spread for each payment, which approximates market rates

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

for new contracts. This is the methodology and data which we believe market participants would use in valuing these contracts. Because this estimate represents our assumption of what market participants assumptions would be, this portion of the Textron Managed Income Fund is considered a Level 3 investment.

Changes in Fair Value for Unobservable Inputs

The table below presents the change in fair value measurements for Guaranteed Investment Contracts that used significant unobservable inputs (Level 3) for the twelve months ended December 31, 2011 and 2010:

(In thousands)	December 31, 2011	December 31, 2010
Balance, beginning of period	$88,497	$60,811
Additions for the period:
Contributions	—	40,000
Interest Earned	2,990	3,205
Unrealized Gains (Losses)	(2,167)	187
Disbursements	(25,613)	(15,706)
Balance, end of period	$63,707	$88,497

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Guaranteed Investment Contracts and Synthetic Guaranteed Investment Contracts

The Textron Managed Income Fund invests in a variety of stable value products, including guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, synthetic guaranteed investment contracts (Synthetic GICs) which have similar characteristics and the Wells Fargo Short Term Investment Fund (Wells Fargo STI). As described in ASC 962, Plan Accounting—Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts (such as the contracts held by the Textron Managed Income Fund) because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The fair value of investments in GICs was determined based on the discounted cash flows of the future payments. The fair value of Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the Plan’s units of the Wells Fargo STI was determined based on the fair value of the funds underlying assets.

The GICs and Synthetic GICs represent fully benefit-responsive investments. Contract value represents contributions made under the contract plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The issuers guarantee that all qualified participant withdrawals will be at contract value (principal plus accrued interest).  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GICs’ termination provisions discussed below, such contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events include following:  material amendments to the Fund’s structure or administration; changes to the participating plans’ competing investment options including the elimination of equity wash provisions; complete or partial termination of the Fund, including a merger with another fund; the failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans; the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable. In addition, Synthetic GICs typically provide for an adjustment to contract value if a security that is part of the underlying assets defaults or otherwise becomes impaired as defined in the wrap contract. In the event of an impairment, generally contract value is decreased by the amortized cost of the impaired security and, if such security is subsequently sold, contract value is increased by the amount of such sales proceeds.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Synthetic GICs generally are evergreen contracts that contain termination provisions. The

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

termination provisions of Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligations or representations under the agreement (including non-compliance with investment guidelines governing the underlying assets, or the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within any applicable cure period, then the Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally Synthetic GICs permit the issuer or investment manager to elect at anytime to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (Amortization Election). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Synthetic GICs also define certain other termination events that permit the issuer to terminate the contract at market value. Termination events typically include the following: (i) termination or replacement of the investment adviser without the issuer’s consent, (ii) the Plan or its trust is fully or partially terminated or fails to be exempt from federal income taxation, (iii) the plan merges with another plan, (iv) if a security is sold or subject to a lien other than as permitted under the contract, (v) the contract holder engages in fraud or other action that materially and adversely affects the risk profile of the contract, (vi) if there is any change in law, regulation, ruling, or accounting requirement applicable to the Plan or Fund that could cause substantial withdrawals from the Fund, (vii) performance of the issuer’s obligations under the contract becomes illegal, (viii) the bankruptcy of the Fund, Trust or investment advisor, or (ix) the level of impaired securities as defined in the contract exceeds an agreed upon amount of the portfolio.

The average yield earned by the Plan for all fully benefit-responsive investment contracts was approximately 1.60% and 2.16% at December 31, 2011 and 2010, respectively. The average yield of the contracts based on the interest rate credited to participants was approximately 1.87% and 2.20% at December 31, 2011 and 2010, respectively.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative and other fees paid by the Plan are allocated as follows:

•                  Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•                  Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

•                  Expenses associated with qualified domestic relation orders are charged directly to the related participant account.

•                  Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees, are charged to the participant accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Textron Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2011 and 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2011	2010
	(In thousands)

Textron Inc. Stock Fund	$(171,732)	$175,046
Mutual funds	(28,844)	102,009
Common Stock	(1,357)	549
	$(201,933)	$277,604

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	Year Ended December 31
	2011	2010
	(In thousands)
Textron Stock Fund	$646,201	$823,492
Vanguard Institutional Index Fund-Institutional Plus	256,912	272,165
Fidelity Diversified International Fund — Class K	104,409	131,209
PIMCO Total Return Institutional	143,494	138,938
Fidelity Low-Price Stock Fund- Class K	132,949	*
Fidelity Contrafund- Class K	104,823	*
Fidelity Low-Price Stock Fund	*	138,766

*Less than 5%

4. Related-Party Transactions (In thousands)

The Plan holds shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the plan. The Plan also invests in shares of Textron’s common stock. At December 31, 2011 and 2010, 34,949 and 34,835 shares of Textron’s common stock were held by the Plan, respectively, with a fair value of $646,201 and $823,492, respectively. Dividend income recorded by the Plan for Textron’s common stock for the years ended December 31, 2011 and 2010 was $2,789 and $2,924 respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

5.  Subsequent Events

Effective January 1, 2012, the Cessna CitationAir 401(k) plan was closed to new contributions and the employees are eligible to participate in the Plan.  The Cessna CitationAir 401(k) Plan merged into the Plan effective March 30, 2012 (assets transferred in were $30.8 million).

Textron Savings Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to ensure the Plan’s operations continue to be in compliance with the Code.  The Plan Sponsor has submitted, but not yet received, a request for a new determination letter.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$2,087,824	$2,298,834
Difference	4,227	—
Net assets per Schedule H of Form 5500	$2,092,051	$2,298,834

The following is a reconciliation of the net increase per the financial statements to Form 5500 for the year ended December 31, 2011:

2011
Net increase in net assets per the financial statements	$(211,010)
Difference	4,227
Net increase in net assets per Schedule H of Form 5500	$(206,783)

Supplemental Schedule

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2011

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value
Cash		$40
Textron Stock Fund*	34,949	646,201
Mutual Funds:
Fidelity Low-Price Stock Fund - Class K*	3,724	132,949
Fidelity Contrafund Class K*	1,555	104,823
Fidelity Diversified International Fund - Class K*	4,098	104,409
PIMCO Total Return Institutional	13,201	143,494
Vanguard Institutional Index Fund — Institutional Plus	2,233	256,912
Total Mutual Funds		742,587
Common Collective Trust Funds (outside of Textron Managed Income Fund)
Vanguard Target Retirement Trust II Commingled Pool Income Fund	406	9,985
Vanguard Target Retirement Trust II Commingled Pool 2005	141	3,262
Vanguard Target Retirement Trust II Commingled Pool 2010	856	18,472
Vanguard Target Retirement Trust II Commingled Pool 2015	1,739	35,598
Vanguard Target Retirement Trust II Commingled Pool 2020	2,702	52,454
Vanguard Target Retirement Trust II Commingled Pool 2025	2,662	49,215
Vanguard Target Retirement Trust II Commingled Pool 2030	2,239	39,368
Vanguard Target Retirement Trust II Commingled Pool 2035	1,652	28,243
Vanguard Target Retirement Trust II Commingled Pool 2040	2,071	35,489
Vanguard Target Retirement Trust II Commingled Pool 2045	729	12,483
Vanguard Target Retirement Trust II Commingled Pool 2050	624	10,752
Vanguard Target Retirement Trust II Commingled Pool 2055	76	1,745
Total Common Collective Trusts (outside Textron Managed Income Fund)		$297,066

Textron Managed Income Fund
Cash/Cash Equivalent — Wells Fargo Short Term Investment Fund*	.22%	$81,031
United States Treasury Notes:
Matures 8/31/13	3.13%	1,152
Matures 12/31/13	1.50%	2,516
Matures 1/31/13	2.88%	2,003
Matures 2/15/13	1.38%	1,566
Matures 3/15/13	1.38%	2,586
Matures 6/15/13	1.13%	2,725
Matures 7/15/13	1.00%	2,560
Matures 10/15/13	0.50%	2,084
Matures 2/15/14	1.25%	2,051
Matures 4/15/14	1.25%	2,426
Matures 6/15/14	0.75%	2,057
Matures 8/15/14	0.50%	2,351
Matures 7/15/14	0.63%	2,167
Matures 10/15/14	0.50%	1,562
Matures 12/15/14	0.25%	1,196
Cash		186
Total United States Treasury Notes		$31,188

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2011

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value
Guaranteed Investment Contracts:
Metropolitan Life Insurance Co. - Matures 5/15/13	5.04%	3,587
Monumental Life Insurance Co. - Matures 3/15/12	4.29%	5,864
New York Life — Matures 11/16/15	2.63%	33,475
Pacific Life Insurance Co. - Matures 9/14/12	5.53%	4,822
Prudential Life Insurance Co. - Matures 2/15/13	4.80%	5,994
Prudential Life Insurance Co. Matures 6/15/12	5.58%	8,487
Total Guaranteed Investment Contracts		$62,229
Common Collective Trust Funds:
Prudential Insurance Company (Fixed Income Fund F)	1.79%	$41,566
Prudential Insurance Company (Fixed Income Fund N)	2.71%	32,262
ING Life Insurance and Annuity (Fixed Income Fund F)	2.38%	28,889
NATIXIS Financial (JP Morgan Intermediate Bond Trust Fund)	4.02%	32,820
NATIXIS Financial (Vanguard Short-Term Bond Index Fund)	2.43%	30,103
Total Common Collective Trust Funds		165,640
Self directed brokerage accounts		19,197
Notes receivable from participants	4.25% to 11%	38,580
		$2,083,759

* Indicates party-in-interest to the Plan

Note: Cost information has not been provided because all investments are participant directed.